UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Hycroft Mining Holding Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44862P109
(CUSIP Number)

Daniel Altabef Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44862P109	SCHEDULE 13D	Page 2 of 13
1	NAMES OF REPORTING PERSONS
Whitebox Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,328,391*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,328,391*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,328,391*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*
The percent of class is calculated based on 59,977,318 shares of Common Stock (as defined below) outstanding as of August 3, 2021, as reported by the Issuer in its Form 10-Q filed on August 4, 2021, plus the number of PIPE Warrants beneficially owned by the Reporting Person. The number of shares of Common Stock reported herein is comprised of (i) 8,743,317 shares of Common Stock and (ii) 585,074 additional shares of Common Stock issuable to certain private funds, including WMP and WCP (as defined in Item 2), upon the exercise of 585,074 PIPE Warrants (as defined in the Schedule 13D filed by the Reporting Persons on June 9, 2020).

CUSIP No. 44862P109	SCHEDULE 13D	Page 3 of 13
1	NAMES OF REPORTING PERSONS
Whitebox General Partner LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,328,391*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,328,391*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,328,391*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The percent of class is calculated based on 59,977,318 shares of Common Stock (as defined below) outstanding as of August 3, 2021, as reported by the Issuer in its Form 10-Q filed on August 4, 2021, plus the number of PIPE Warrants beneficially owned by the Reporting Person. The number of shares of Common Stock reported herein is comprised of (i) 8,743,317 shares of Common Stock and (ii) 585,074 additional shares of Common Stock issuable to certain private funds, including WMP and WCP (as defined in Item 2), upon the exercise of 585,074 PIPE Warrants (as defined in the Schedule 13D filed by the Reporting Persons on June 9, 2020).

CUSIP No. 44862P109	SCHEDULE 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS
Whitebox Multi-Strategy Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,893,968*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,893,968*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,893,968*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The percent of class is calculated based on 59,977,318 shares of Common Stock (as defined below) outstanding as of August 3, 2021, as reported by the Issuer in its Form 10-Q filed on August 4, 2021, plus the number of PIPE Warrants beneficially owned by the Reporting Person. The number of shares of Common Stock reported herein is comprised of (i) 3,581,716 shares of Common Stock and (ii) 312,252 additional shares of Common Stock issuable to WMP upon the exercise of 312,252 PIPE Warrants.

CUSIP No. 44862P109	SCHEDULE 13D	Page 5 of 13
1	NAMES OF REPORTING PERSONS
Whitebox Credit Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,352,072*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,352,072*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,352,072*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The percent of class is calculated based on 59,977,318 shares of Common Stock (as defined below) outstanding as of August 3, 2021, as reported by the Issuer in its Form 10-Q filed on August 4, 2021, plus the number of PIPE Warrants beneficially owned by the Reporting Person. The number of shares of Common Stock reported herein is comprised of (i) 4,132,194 shares of Common Stock and (ii) 219,878 additional shares of Common Stock issuable to WCP upon the exercise of 219,878 PIPE Warrants.

CUSIP No. 44862P109	SCHEDULE 13D	Page 6 of 13

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Hycroft Mining Holding Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8181 E. Tufts Avenue, Suite 510, Denver, Colorado 80237.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”), (ii) Whitebox General Partner LLC, a Delaware limited liability company (“WB GP”), (iii) Whitebox Multi-Strategy Partners, LP, a Cayman Islands exempted limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a Cayman Islands exempted limited partnership ("WCP"), and (v) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit 2 and Exhibit 3, respectively (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.

The principal business address for each of WMP and WCP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(c) WA manages and advises private investment funds, including WMP and WCP. WB GP serves as general partner of private investment funds, including WMP and WCP. The principal business of WMP and WCP is investments.

The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on March 24, 2021.

Item 4. Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on March 24, 2021.

Item 5. Interest in Securities of the Issuer

(a, b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

The aggregate beneficial ownership percentage of the Issuer’s outstanding Common Stock reported by each Reporting Person is based upon a total of 59,977,318 shares of Common Stock outstanding as of August 3, 2021, as reported by the Issuer in its Form 10-Q filed on August 4, 2021, plus the number of PIPE Warrants beneficially owned by the Reporting Person.

CUSIP No. 44862P109	SCHEDULE 13D	Page 7 of 13

As of the date hereof, WA may be deemed to be the beneficial owner of 9,328,391 shares of Common Stock, constituting 15.4% of the Issuer’s shares of Common Stock.  This amount consists of 8,743,317 shares of Common Stock and 585,074 PIPE Warrants.

WA has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 9,328,391 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 9,328,391 shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 9,328,391 shares of Common Stock, constituting 15.4% of the Issuer’s shares of Common Stock.  This amount consists of 8,743,317 shares of Common Stock and 585,074 PIPE Warrants.

WB GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 9,328,391 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 9,328,391 shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 3,893,968 shares of Common Stock, constituting 6.5% of the Issuer’s shares of Common Stock.  This amount consists of 3,581,716 shares of Common Stock and 312,252 PIPE Warrants.

WMP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,893,968 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 3,893,968 shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 4,352,072 shares of Common Stock, constituting 7.2% of the Issuer’s shares of Common Stock.  This amount consists of 4,132,194 shares of Common Stock and 219,878 PIPE Warrants.

WCP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,352,072 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 4,352,072 shares.

(c) The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit 4.

(d) Certain shares of Common Stock are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner. Exclusive of WMP and WCP, none of these investment funds individually own more than 5% of the outstanding shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material changes from the Schedule 13D filed by the Reporting Persons on March 24, 2021.

CUSIP No. 44862P109	SCHEDULE 13D	Page 8 of 13

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated September 4, 2021, between Whitebox Advisors LLC, Whitebox General Partner LLC, Whitebox Multi-Strategy Partners, LP and Whitebox Credit Partners, LP.

Exhibit 2:	Executive Officers and Board of Managers of Whitebox Advisors LLC.

Exhibit 3:	Board Members of Whitebox General Partner LLC.

Exhibit 4:	Schedule of Transactions by the Reporting Persons

CUSIP No. 44862P109	SCHEDULE 13D	Page 9 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2021

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance
Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance
Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance
Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance

CUSIP No. 44862P109	SCHEDULE 13D	Page 10 of 13

Exhibit 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Hycroft Mining Corp, a company incorporated under the laws of Maryland. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: September 7, 2021

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance
Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance
Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance
Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance

CUSIP No. 44862P109	SCHEDULE 13D	Page 11 of 13

Exhibit 2

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA

Lisa Conrad	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA

Brian Lofton	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA

Robert Riepe	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA

Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA

Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Muqu Karim	280 Park Ave Suite 2803 New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA

CUSIP No. 44862P109	SCHEDULE 13D	Page 12 of 13

Exhibit 3

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA

Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring Whitebox Advisors LLC	USA

Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit Whitebox Advisors LLC	USA

CUSIP No. 44862P109	SCHEDULE 13D	Page 13 of 13

Exhibit 4

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS

Schedule of Transactions in Shares by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
9/2/2021	Common Stock	N/A	1,860,223	$1.85

9/2/2021	Common Stock	N/A	157,740	$1.85

9/3/2021	PIPE Warrants	N/A	139,691	$0.3185
9/3/2021	PIPE Warrants	N/A	36,532	$0.3185

Schedule of Transactions by Whitebox Multi-Strategy Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
9/2/2021	Common Stock	N/A	548,843	$1.85

Schedule of Transactions by Whitebox Credit Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
9/2/2021	Common Stock	N/A	633,194	$1.85

9/3/2021	PIPE Warrants	N/A	151,720	$0.3185